NEWALTA
Better ways to manage waste

06016376

August 21, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 28 2006 WASH. D.C. 186 SECTION

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 14, 2006;

2. Interim Report for the three months ended June 30, 2006 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Interim Filings – CEO;

4. Form 52-109 FT2 - Certification of Interim Filings – CFO; and

5. Press Release dated August 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

TBW/vz
Encl.

dlw 8/29

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES 2006 SECOND QUARTER RESULTS

CALGARY, Alberta, Canada, August 14, 2006 – Newalta Income Fund (TSX:NAL.UN) ("Newalta" or the "Fund") today announced strong financial results for the three and six months ended June 30, 2006.

Robust market conditions and solid returns on recent growth capital investments and acquisitions contributed to strong financial results in the quarter with revenue up more than 100%, while cash available for growth and distributions(1) improved 84%.

"The outlook for the remainder of the year is positive as we continue to build on strong results in the first half. Our growth capital investment program is proceeding as planned and we are continuing to develop attractive acquisition opportunities as we strengthen the organization for growth in 2007," said Al Cadotte, President and Chief Executive Officer of Newalta.

Financial results and highlights for the three and six months ended June 30, 2006:

- Revenue for the three months ended June 30, 2006 increased 104% to $96.1 million and EBITDA(1) improved 70% to $23.3 million. Cash flow(1) increased 72% in the second quarter compared to last year and, on a per unit basis, cash flow increased 29% to $0.62 per unit compared to $0.48 per unit in 2005. These financial results have been achieved through strong returns generated from recent acquisitions and growth capital investments, in addition to solid performance from all three divisions.

- Cash available for growth and distributions in the second quarter increased 84% to $19.3 million, or $0.53 per unit, compared to $10.5 million, or $0.38 per unit, in 2005. Cash available for growth and distributions included $2.7 million of proceeds on disposal of a discontinued operation. Excluding the proceeds of disposal, cash available for growth and distributions increased 58% in the quarter and 75% for the first half compared to 2005. Effective May 2006, monthly distributions were increased 12% to $0.185 per unit from $0.165 per unit. Cash distributed(1) to unitholders increased 52% in the quarter to $16.4 million as a result of the increase in monthly distributions, reduced participation rate in the Distribution Reinvestment Plan (the "DRIP") and the 7.0 million units issued as a result of the March 2006 equity financing. Cash distributed to unitholders in the quarter was 85% of the $19.3 million of cash available for growth and distributions and 73% of the cash flow generated in the quarter.

- For the first six months of 2006, revenue and EBITDA from continuing operations improved 108% and 85%, respectively, compared to 2005. Cash flow was up 80% and cash available for growth and distributions was 85% higher than last year.

- Notwithstanding the increase to distributions and the issuance of 7.0 million additional units from the equity financing, cash distributed in the first half of 2006 was only 54% of cash flow and 60% of cash available for growth and distributions, further demonstrating our conservative approach to distributions.

- The Oilfield division ("Oilfield") delivered strong results in the second quarter as revenue and net margin(1) increased 76% and 67% to $52.3 million and $19.9 million, respectively. Approximately 65% of the revenue growth came from new business initiatives in drill-site and on-site activities and to the development of satellites and partnerships. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales consistent with strong industry activity levels. During the quarter, increased crude oil sales accounted for $3.5 million in incremental revenue or 15% of total Oilfield revenue growth on a stand-alone basis. Consistent with the previous quarter, as a percentage of revenue, net margin declined slightly to 38% from 40% over the same period last year due to the change in business mix from the 2005 drill-site acquisitions. Changes to the business mix, though, have resulted in a reduced proportion of revenue coming from crude oil

sales, which declined on a year-to-date basis to 11% of divisional revenue, compared to 12% for the same period in 2005. On a year-to-date basis, Oilfield revenue increased 83% to $117.0 million and net margin was up 77% to $50.3 million.

- On June 1, 2006, Newalta acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") for a total purchase price of $26.4 million including assumed debt and estimated working capital adjustments. The Treeline business complements Oilfield's drill-site services by expanding drilling waste management, site assessment and reclamation services and introduces well, pipeline and facility abandonment services to Newalta's service offering. The purchase price was comprised of $21.4 million in cash and the issuance of 156,250 Newalta trust units at a deemed price of $32.00 per unit. Oilfield's drill-site services now include: pre-drilling site assessments; drilling waste management; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonment. These activities are supported by the waste treatment and disposal options provided by Newalta's network of facilities

- The Industrial division ("Industrial") revenue and net margin for the second quarter increased 47% and 25% to $25.4 million and $3.9 million, respectively. The improved performance was attributable to increased sludge and wastewater volumes driven by growth in on-site activities and the expansion of transportation capabilities. Management has taken steps over the past two years to drive improved profitability and increased returns on investments. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 14% compared to 10% for the previous comparable period. On a year-to-date basis, revenue improved 49% to $47.1 million and net margin was up 47% to $6.0 million.

- The Central division's ("Central") second quarter revenue and net margin from continuing operations were $18.4 million and $2.6 million, respectively, consistent with management's expectations. Landfill revenue was up moderately compared to last year despite a soft start to the quarter attributable to rainfall. Volumes, however, rebounded significantly in the month of June and further improvements are expected in the second half of 2006. Management continued to make excellent progress on integration efforts during the quarter as the division focused on strengthening the organization and accelerating the growth capital investment program. The non-strategic in-plant industrial cleaning service operation was sold effective May 31, 2006 for $3.4 million in proceeds. Central's performance in the first half of 2006 has been in line with management expectations with revenue of $34.1 million and net margin of $4.5 million.

- Selling, general and administrative ("SG&A") costs increased by $5.2 million to $10.6 million in the second quarter. The increase in SG&A costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. In addition, SG&A costs in the quarter also included a $0.5 million insurance deductible. For the six months ended June 30, 2006, SG&A costs were 10% of revenue compared with 11% of revenue in 2005, consistent with our objective of maintaining these costs at 10%, or less, of revenue.

- Overall Newalta's recruiting program has been very successful. We are adding talent to meet the demands of current growth as well as to prepare for 2007. In the first six months, approximately 250 people have been recruited, of whom 77% were in Alberta.

- Maintenance capital expenditures in the quarter were $6.3 million compared to $2.7 million in 2005. Maintenance capital expenditures for 2006 are forecast to be $21.0 million, a $3.0 million increase from management's first quarter forecast due to higher demand and equipment utilization in Oilfield. Growth capital expenditures in the quarter were $12.8 million, compared to $3.7 million in 2005, and are expected to be on budget at $100 million. Acquisition investments in the quarter were $26.4 million, compared to $4.1 million in 2005, and consisted of the acquisition of Treeline. Total growth capital and acquisition expenditures for the year, including the acquisition of PSC Canada for $120.4 million are estimated to be $250 million.

- During the second quarter, the average unitholder participation rate in the DRIP was approximately 12%, resulting in Newalta issuing 78,591 trust units. For the six months ended June 30, 2006, participation in the DRIP was an average of 16%. For the months of June and July 2006, the average participation in the DRIP was 6.6%.

- Newalta's credit facilities were amended during the quarter as the extendible term facility was increased to $245 million, from $165 million, and the operating facility was maintained at $35 million for total credit facilities of $280 million. As at June 30, 2006, Newalta had unused capacity on the credit facilities of $202.9 million, which provides the financial resources for continued dynamic growth.

- The operating assets of Quebec-based Norama Industries Inc. were acquired on August 1, 2006 for cash consideration of $9.6 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies. This acquisition is in line with our strategy of building a cohesive, broad service package across Canada.

FINANCIAL RESULTS AND HIGHLIGHTS

	Three Months Ended June 30 (unaudited)			**Six Months Ended June 30 (unaudited)**		
($000s except per unit data)	**2006**	2005	% Increase	**2006**	2005	% Increase
Revenue	**96,082**	47,037	104	**198,246**	95,523	108
Operating income	**14,363**	8,674	66	**35,836**	19,689	82
Net earnings – continuing operations	**21,213**	8,344	154	**38,416**	18,139	112
- per unit ($) – continuing operations	**0.58**	0.30	93	**1.14**	0.66	73
Net earnings – discontinued operations	**1,472**	-	-	**1,657**	-	-
- per unit ($) – discontinued operations	**0.04**	-	-	**0.05**	-	-
Diluted Earnings per unit ($) – continuing operations	**0.57**	0.30	90	**1.12**	0.65	72
Diluted Earnings per unit ($) – discontinued operations	**0.04**	-	-	**0.05**	-	-
EBITDA[1] – continuing operations	**23,253**	13,713	70	**55,166**	29,779	85
Trailing 12 month EBITDA – continuing operations				**103,973**	58,876	77
Cash flow[1] – continuing operations	**22,564**	13,122	72	**51,454**	28,540	80
- per unit ($) – continuing operations	**0.62**	0.48	29	**1.52**	1.04	46
- per unit ($) – discontinued operations	**.01**	-	-	**.02**	-	-
Maintenance capital expenditures	**6,329**	2,663	138	**8,173**	3,555	130
Cash available for growth and distributions[1]	**19,259**	10,479	84	**46,464**	25,060	85
- per unit ($) – continuing operations	**0.53**	0.38	39	**1.37**	0.91	51
Distributions declared	**19,482**	12,419	57	**35,058**	23,373	50
- per unit – ($)	**0.54**	0.45	20	**1.03**	0.85	22
Cash distributed[1]	**16,386**	10,775	52	**27,729**	19,688	41
Growth and acquisition capital expenditures	**39,208**	7,843	400	**171,608**	20,206	749
Weighted average units outstanding (000s)	**36,381**	27,574	32	**33,794**	27,458	23
Total units outstanding (000s)	**36,646**	27,677	32	**36,646**	27,677	32

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Monday, August 14, 2006 at 2 p.m. (MST) to discuss the Fund's performance for the three and six months ended June 30, 2006. To participate in the teleconference, please call 416-695-7896 or 1-888-280-8771. To access the simultaneous webcast, please visit www.newalta.com. For those unable

to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Monday, August 21, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 628082.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,600 talented people and a network of 59 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared

for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Fund's Distribution Reinvestment Plan (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2005.

Information for the three and six months ended June 30, 2006, along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated August 10, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

For the three months ended June 30, 2006, Newalta generated solid financial performance in line with management's expectations. Total revenue for Newalta increased 104% and cash flow improved 72% compared to the second quarter of 2005. These results were achieved mainly through the performance from acquisitions completed in late 2005 and early 2006 as well as strong returns from growth capital investments. Performance was led by Oilfield which achieved a 76% increase in revenue to $52.3 million and a 67% increase in net margin to $19.9 million. These results are attributable to growth in drill-site and on-site services as well as gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Industrial saw a 25% increase in net margin in the quarter over 2005 as management continues to improve productivity and capitalize on its network of facilities and infrastructure. Results in Central continued to meet management's expectations and significant progress has been made on integrating the business and preparing for growth in 2007.

Summary of accomplishments completed during the second quarter, including post quarter initiatives, include:

- On June 1, 2006, Newalta acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") for a total purchase price of $26.4 million after estimated closing working capital adjustments. The purchase price was comprised of $21.4 million in cash and the issuance of 156,250 Newalta trust units at a deemed price of $32.00 per unit. The acquisition complements Oilfield's drill-site services by expanding drilling waste management, site assessment and reclamation services and introduces well, pipeline and facility abandonment services to Newalta's service offering.
- On June 30, 2006, Newalta's credit facilities were renewed and the extendible term facility was increased to $245 million from $165 million and the operating facility was maintained at $35 million. Unutilized credit facilities of $202.9 million at June 30, 2006 position the Fund to capitalize on growth and acquisition opportunities as they become available.

- The integration of the Central division is proceeding smoothly. The business has been performing in line with our expectations and we are making significant progress on our objectives including strengthening the organization and completing growth capital investments that will drive growth in 2007.

- In the first half of 2006, Newalta had great success in recruiting staff to match its growth requirements, having recruited 250 people, of whom 77% were in Alberta.

- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, we have committed total acquisition and growth capital investments of approximately $250 million, including the Treeline and PSC Industrial Services Canada Inc. ("PSC Canada") acquisitions. This represents a total investment of more than $350 million over the two-year period. The weighted average return on capital on a trailing twelve-month basis is 26.2%. Investments and acquisitions completed over the past 12 months are obviously delivering strong returns.

- The operating assets of Quebec-based Norama Industries Inc. were acquired on August 1, 2006 for cash consideration of $9.6 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies. This acquisition is in line with our strategy of building a cohesive, broad service package across Canada.

RESULTS OF OPERATIONS

Strong results continued into the second quarter as revenue increased 104% to $96.1 million compared to $47.0 million in 2005. Revenue from the first half of 2006 grew 108% to $198.2 million from $95.5 million in 2005. This dramatic revenue growth is attributable to acquisitions such as PSC Canada, GLP Group Inc. and Treeline in addition to growth capital investments and robust market conditions. The Fund's EBITDA from continuing operations increased 70% to $23.3 million in the quarter and is up 85% to $55.2 million in the first half. Operating expenses, as a percentage of revenue, increased to 62% in the first half, compared to 58% in 2005 which is attributable to the change in business mix from recent acquisitions. Cash flow increased 72% to $22.6 million in the second quarter and 80% to $51.5 million on a year-to-date basis to June 30, 2006.

Cash available for growth and distributions increased 84% to $19.3 million, or $0.53 per unit, compared to $10.5 million, or $0.38 per unit, in 2005. For the first half of 2006, cash available for growth and distributions increased 85% to $46.5 million, or $1.37 per unit, compared to $25.1 million, or $0.91 per unit, in 2005. Cash available for growth and distributions in the second quarter included $2.7 million of proceeds on disposal of a discontinued operation. Excluding the proceeds of disposal, cash available for growth and distributions increased 58% in the quarter and 75% for the first half compared to 2005. In recognition of strong market conditions, continuing strong financial performance and increased clarity on the returns of recent acquisitions, distributions were increased by 12% to $0.185 per month, effective May 2006, or to $2.22 annually. Despite the increase in distributions, cash distributed as a percentage of cash available for growth and distributions was 85% and 60% for the three and six months ended June 30, 2006, respectively. This is solid improvement compared with 103% and 79% for the same respective periods in 2005.

Oilfield

In the quarter, approximately 34% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 14% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 in WTI is estimated to impact net margin by approximately $0.5 million. In the second quarter, Oilfield accounted for approximately 52% of Newalta's total assets and generated 54% of Newalta's revenue and 77% of Newalta's combined divisional net margin.

Oilfield generated very strong results in the quarter as revenue increased 76% to $52.3 million and net margin increased 67% to $19.9 million compared to the same period in 2005. Typically, the second quarter is the weakest quarter for Oilfield as spring break-up conditions prevent the ability to move heavy equipment and trucks to well sites. However, favourable weather conditions in the quarter enabled Oilfield to capitalize on robust market conditions. Approximately 65% of the revenue growth came from new business initiatives in drill-site and on-site activities in addition to the development of satellites and partnerships. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales consistent with improved demand for services

and strong industry activity levels. Increased crude oil sales accounted for $3.5 million in incremental revenue or 15% of total Oilfield revenue growth on a stand-alone basis. The Treeline acquisition also contributed to revenue in the quarter, however, since the acquisition was completed on June 1, 2006 only one month of operating results have been reflected in this quarter.

As a percentage of revenue, net margin declined to 38% of revenue from 40% for the same period last year due to changes in business mix from the 2005 drill-site acquisitions. Changes to the business mix, though, have resulted in a reduced proportion of revenue coming from crude oil sales, which declined on a year-to-date basis to 11% of divisional revenue, compared to 12% for the same period in 2005.

Crude oil sales increased 92% to $7.3 million compared to $3.8 million in the second quarter last year. The total volume of crude oil recovered was 327,155 barrels compared to 236,686 barrels in 2005, a 38% increase. The volume of crude oil sold to Newalta's account was 110,943 barrels compared to 78,015 barrels in 2005, a 42% increase. The price per barrel sold for the quarter increased by 38% to an average price of Cdn $66.24 per barrel compared to an average price of Cdn $48.15 per barrel in 2005.

Capital expenditures in the second quarter were $36.7 million compared to $8.0 million in 2005. Acquisitions represented $26.4 million of the total capital expenditures for the quarter, and consisted of the Treeline acquisition completed on June 1, 2006. This acquisition enhances Oilfield's drill-site services by expanding drilling waste management, site assessment and reclamation services. It also introduces well, pipeline and facility abandonment services to the division's portfolio of services.

Growth capital expenditures in the quarter were $6.3 million compared to $1.8 million in 2005 and consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. The 2006 growth projects are on schedule. Maintenance capital expenditures were $3.5 million compared to $2.2 million in 2005. As a result of higher equipment utilization rates, the maintenance capital budget for Oilfield has been increased by $3.0 million for the balance of 2006.

The outlook for Oilfield in 2006 remains very positive. The expansion of on-site services, satellites and drill-site services combined with robust market conditions are expected to drive strong results for the remainder of the year.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year. In the second quarter of 2006, Industrial accounted for 19% of Newalta's total assets and generated 26% of total revenue and 15% of Newalta's combined divisional net margin.

Industrial revenue in the quarter increased 47% to $25.4 million compared to revenue of $17.3 million in the same period in 2005. Net margin increased 25% to $3.9 million compared to $3.1 million in 2005. The improved performance was attributable to increased sludge and wastewater volumes driven by growth in on-site and project work combined with the expansion of transportation capabilities. Wastewater volumes increased 29%, sludge processing volumes increased 207% and transportation revenue more than doubled in the second quarter. Oil recycling revenue was up 9% due to product pricing increases. Approximately 33% of the division's revenue was derived from product sales compared to 45% in 2005; this is consistent with our strategy to capture greater waste volumes through on-site and project work.

Management has taken steps over the past two years to drive improved profitability and increased returns on investments. The productivity and efficiency of the operations has improved, pricing has been adjusted and services which capitalize on the competitive advantages of Industrial's high quality facility network and infrastructure have been expanded. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 14% compared to 10% for the previous comparable period. On a year-to-date basis, revenue improved 49% to $47.1 million and net margin was up 47% to $6.0 million.

Capital expenditures in the second quarter were $1.8 million compared to $0.9 million in 2005. Growth capital expenditures of $1.1 million, compared to $0.6 million in 2005, consisted primarily of productivity improvements at several facilities and the addition of centrifugation technology. Maintenance capital expenditures were $0.7 million compared to $0.3 million in 2005.

Industrial is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of experienced management, a high quality facility network and infrastructure coupled with a broad service offering.

Central

Central is a new division to Newalta that was created upon the acquisition of PSC Canada completed in January 2006. Central provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The addition of the Central division has helped to diversify Newalta's portfolio of services and reduce a reliance on commodity prices and drilling activity, thereby promoting greater stability of cash flow for our unitholders. In the second quarter, Central accounted for approximately 25% of Newalta's total assets and generated 19% of Newalta's revenue and 10% of Newalta's combined divisional net margin.

Central's financial performance was consistent with management's expectations with revenue of $18.4 million and net margin of $2.6 million from continuing operations. The second quarter started slowly due to weather and delayed shipments from larger customers, but ended strongly. Overall, pricing and volumes were relatively flat compared to 2005. Landfill revenue was up moderately despite the soft start attributable to rainfall compared to 2005. Volumes, however, rebounded significantly in June and further improvements are expected in the second half. Vehicle utilization improved to 65% in 2006 compared to 55% in the same period in 2005.

Management continued to make excellent progress on integration efforts during the quarter as the division focuses on strengthening the organization and accelerating the growth capital program. The non-strategic in-plant industrial cleaning service operation was sold on May 31, 2006 for $3.4 million. A $1.2 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $2.3 million for the second quarter and $5.4 million for the first half of 2006. Central's performance in the first half of 2006 has been in line with management expectations with revenue of $34.1 million and net margin of $4.5 million.

Capital spending for Central progressed as planned with a focus on facility improvements, productivity and efficiency gains and service expansion. Capital expenditures in the quarter were $3.3million, consisting of $1.2 million of maintenance capital and $2.1 million in growth capital spending. All current projects are expected to be completed during the current year.

Corporate and Other

Selling, general and administrative ("SG&A") costs increased by $5.2 million to $10.6 million in the second quarter. The increase in SG&A costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. In addition, SG&A costs in the quarter also included a $0.5 million insurance deductible. For the six months ended June 30, 2006, SG&A costs were 10% of revenues compared with 11% of revenues in 2005, consistent with our objective of maintaining these costs at 10%, or less, of revenue.

Depreciation, amortization and accretion for the six months ended June 30, 2006 increased $6.7 million, or 76%, to $15.5 million compared to $8.8 million last year. For the second quarter, depreciation, amortization and accretion increased to $7.9 million compared to $4.4 million in 2005. Increased depreciation was attributable to recent acquisitions and growth capital expenditures. For the three months ended June 30, 2006, depreciation, amortization and accretion, as a percentage of revenue, decreased to 8.2% from 9.4% in 2005. For the six months to June 30, 2006, depreciation, amortization and accretion, as a percentage of revenue, were 7.8% compared to 9.2% in 2005. The decrease, as a percentage of revenue, is attributable to the asset mix of recent acquisitions.

Interest expense in the second quarter increased to $1.0 million from $0.6 million in 2005. For the first half of 2006, interest expense increased to $3.9 million compared to $1.3 million last year. The increase was the result of higher average debt levels in the first half of 2006 compared to 2005, as well as higher interest rates. The average prime rate set by the Bank of Canada for the first half of 2006 increased to 5.625%, a 1.375% increase over the same

period in 2005. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on its long term debt to EBITDA ratio as defined in the credit facility agreement. At the end of the second quarter in 2006 bank debt was $55.3 million compared with $107.4 million at December 31, 2005. The decrease is mainly due to the equity financing that was completed in March 2006 where the Fund issued 7.0 million trust units at $28.00 per unit for net proceeds of $185.7 million.

A current tax recovery of $0.2 million was recorded in the quarter compared to current income tax expense of $0.2 million in 2005. The recovery was related to the elimination of Federal Large Corporation Taxes effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of provincial capital taxes. Future income tax recovery year-to-date increased by $4.0 million to $2.8 million compared to an expense of $1.3 million in 2005. The decrease was attributable to the reduction in substantially enacted future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year.

For the second quarter of 2006, operating income increased by 66% to $14.4 million from $8.7 million in the second quarter of last year. On a year-to-date basis operating income has increased to $35.8 million from $19.7 million or an 82% increase. For the second quarter of 2006, operating income, as a percentage of revenue, was 15% compared to 18% of the same period in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions.

As at August 10, 2006, the Fund had 36,711,518 trust units outstanding and outstanding rights to acquire up to 1,945,750 trust units.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004	
($000s except per unit data) (unaudited)	Q2	Q1[1]	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**96,083**	102,164	86,663	65,900	47,037	48,487	49,339	45,990
Operating income	**14,364**	21,473	18,862	17,894	8,674	11,015	8,941	11,447
Net earnings								
From Continuing Operations	**21,213**	17,203	14,445	14,394	8,344	9,795	8,364	10,088
From Discontinued Operations	**1,472**	185	-	-	-	-	-	-
Earnings per unit ($)								
From Continuing Operations	**0.58**	0.55	0.51	0.52	0.30	0.36	0.31	0.37
From Discontinued Operations	**0.04**	0.01	-	-	-	-	-	-
Diluted earnings per unit ($)								
From Continuing Operations	**0.57**	0.53	0.50	0.51	0.30	0.35	0.30	0.36
From Discontinued Operations	**0.04**	0.01	-	-	-	-	-	-
Weighted average units - basic	**36,381**	31,291	28,597	27,716	27,574	27,343	27,265	27,244
Weighted average units - diluted	**36,646**	31,917	29,066	28,190	28,028	27,910	27,866	27,756

[1] The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Central. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favorable weather conditions and market cyclicality. Changes in commodity prices and industry activity in which Newalta operates throughout the year will also impact quarterly performance. Similarly, acquisitions and growth

capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter, 30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In the second quarter, cash flow from continuing operations increased 72% to $22.6 million, or $0.62 per unit, compared to $13.1 million, or $0.48 per unit, in 2005. For the first half of 2006, cash flow from continuing operations was $51.5 million, an increase of 80% over the $28.5 million in cash flow in 2005. Cash flow from discontinued operations for the three and six months ended June 30, 2006 was $0.01 per unit and $0.02 per unit, respectively. The increase in cash flow was due to the strong financial performance achieved in all divisions.

In the second quarter, $2.9 million ($18.8 million year-to-date) of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
($000s)	**2006**	2005	**2006**	2005
Cash flow – continuing operations	**22.6**	13.1	**51.5**	28.5
- discontinued operations	**0.5**	-	**0.8**	-
Maintenance capital	**(6.3)**	(2.7)	**(8.2)**	(3.6)
Asset retirement costs incurred	**(0.4)**	-	**(0.6)**	-
Proceeds on sale of capital assets	**0.2**	-	**0.3**	0.1
Proceeds on disposal of discontinued operations	**2.7**	-	**2.7**	-
Cash available for growth and distributions	**19.3**	10.4	**46.5**	25.0
Cash distributed	**(16.4)**	(10.8)	**(27.7)**	(19.7)
Excess cash (Cash deficiency)	**2.9**	(0.4)	**18.8**	5.3

In light of the strong profitable growth of Newalta, robust market conditions and the performance of the recent acquisitions, monthly distributions were increased to $0.185 per unit in May 2006 from $0.165 per unit, or $2.22 annually. Although distributions were increased in the quarter, the ratio of cash distributed as a percentage of cash available for growth and distributions improved to 85% from 103% in the same period last year. For the first half, cash distributed represented 60% of cash available for growth and distributions compared to 79% in 2005. In the second quarter of 2006, cash available for growth and distributions grew $8.8 million, or 84%, from $10.5 million in the same period of 2005. On a year-to-date basis, cash available for growth and distribution increased 85% to $46.5 million from $25.1 million last year.

Total capital expenditures for the second quarter are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
($000s)	**2006**	2005	**2006**	2005
Growth capital	**12.8**	3.7	**24.8**	8.1
Acquisitions	**26.4**	4.1	**146.8**	12.1
Total growth capital and acquisitions	**39.2**	7.8	**171.6**	20.2

Maintenance capital	**6.3**	2.7	**8.2**	3.6
Total acquisitions and capital expenditures	**45.5**	10.5	**179.8**	23.8

A total of $12.8 million was invested on internal growth projects in the quarter compared to $3.7 million in 2005. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional drill-site waste management units, additional centrifuges and investments in information technology and infrastructure. A total of $100.0 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program includes $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of Newalta. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.

Maintenance capital expenditures in the second quarter of 2006 were $6.3 million ($8.2 million year-to-date) compared to $2.7 million for the same period in 2005 ($3.6 million 2005 year-to-date). Management expects to spend a total of $21.0 million in maintenance capital in 2006, a $3.0 million increase from the first quarter forecast due to higher equipment utilization in the Oilfield division. Maintenance capital is funded from cash flow.

In the second quarter, Newalta's acquisition expenditures related to the acquisition of all of the outstanding shares of Treeline. Treeline provides complementary services to Oilfield's existing services and further enhances the range of services that Newalta can provide for its customers. The acquisition was funded through Newalta's extendible term credit facility. Treeline had approximately $4.9 million in net working capital (including bank overdrafts) and $4.5 million in debt owing to its shareholders and related companies. All of the debt was repaid immediately upon acquisition by Newalta.

On a year-to-date basis, expenditures on acquisitions also include the acquisition of PSC Canada which was completed for $120.4 million (including acquisition costs and working capital adjustments) on January 6, 2006. This acquisition was initially funded through Newalta's credit facility and a $70 million non-revolving 180-day term facility. On March 3, 2006, Newalta issued 7.0 million trust units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the $70 million term facility and the balance was applied to outstanding indebtedness under Newalta's credit facility.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35 million operating facility to manage working capital requirements (consistent with the previous agreement) and a $245 million (previously $165 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

Letters of credit provided as financial security to third parties totalled $21.8 million at June 30, 2006.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility. Newalta's long-term debt to 12-month trailing EBITDA ratio at June 30, 2006 was 0.53 and its working capital was $35.9 million. Newalta does not have a stability rating.

At June 30, 2006, Newalta had working capital of $35.9 million compared to $38.6 million at March 31, 2006 and $27.3 million at December 31, 2005. The increase in working capital from December 31, 2005 is due to the PSC Canada and Treeline acquisitions. At current activity levels, working capital of $35.9 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The daily average trading volumes for Newalta Trust Units were 112,701 per day for the three months ended June 30, 2006 and 107,530 units per day for the six month period. The weighted average traded unit price during the three months ended June 30, 2006 was $30.94 and the closing price on June 30, 2006 was $32.68.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the second quarter, a total of $2.3 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 12%, resulting in Newalta issuing 78,591 trust units. For the same period in 2005, unitholder participation was 13% for a total reinvestment of $1.6 million through the issuance of 74,363 trust units. For the six months ended June 30, 2006, the participation rate has been 16% for a total reinvestment of $5.3 million and the issuance of 192,244 trust units. For the months of June and July 2006, the average participation in the DRIP was 6.6%.

During the six month period ended June 30, 2006, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of the activity discussed earlier relating to the repayments and renewal of Newalta's outstanding credit facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and six month periods ended June 30, 2006 were $197 thousand and $588 thousand respectively ($140 thousand and $223 thousand for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the quarter and six months ended June 30, 2006 were $408 thousand and $860 thousand respectively ($49 thousand and $508 thousand for the same periods in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2006 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2005.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

In the current quarter, changes to goodwill relate to the Treeline acquisition (see Note 3 to the Consolidated Financial Statements for the Three and Six Months ended June 30, 2006) and the disposition of the industrial on-site cleaning service operation (see Note 4 to the Consolidated Financial Statements for the Three and Six Months Ended June 30, 2006).

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first half of 2006 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2005.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	**June 30, 2006**	December 31, 2005
Assets		
Current assets		
Accounts receivable	**91,841**	71,305
Inventories	**10,232**	8,478
Prepaid expenses and other assets	**8,250**	2,211
Future income tax	**800**	834
	111,123	82,828
Capital assets	**441,204**	324,946
Intangibles	**39,595**	6,030
Notes receivable	**1,490**	1,355
Goodwill (Notes 3, 4)	**70,369**	35,312
Deferred costs (Note 5)	**-**	7,175
	663,781	457,646
Liabilities		
Current liabilities		
Accounts payable	**68,486**	50,732
Distributions payable (Note 10)	**6,779**	4,794
	75,265	55,526
Long-term debt (Note 6)	**55,345**	107,369
Future income taxes (Note 13)	**68,558**	47,179
Asset retirement obligations (Note 11)	**18,147**	5,468
	217,315	215,542
Unitholders' Equity		
Unitholders' capital (Note 7)	**387,861**	188,761
Contributed surplus	**1,364**	1,117
Accumulated earnings	**204,518**	164,445
Accumulated cash distributions (Note 10)	**(147,277)**	(112,219)
	446,466	242,104
	663,781	457,646

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s except per unit data) (unaudited)	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2006	2005	**2006**	2005
Revenue	**96,082**	47,037	**198,246**	95,523
Expenses				
Operating	**62,245**	27,950	**122,882**	55,334
Selling, general and administrative	**10,584**	5,374	**20,198**	10,410
Interest	**1,005**	641	**3,863**	1,284
Depreciation and accretion	**7,885**	4,398	**15,467**	8,806
	81,719	38,363	**162,410**	75,834
Operating income	**14,363**	8,674	**35,836**	19,689
Provisions for (recovery of) income taxes				
Current	**(150)**	150	**216**	300
Future (Note 13)	**(6,700)**	180	**(2,796)**	1,250
	(6,850)	330	**(2,580)**	1,550
Net earnings from continuing operations	**21,213**	8,344	**38,416**	18,139
Earnings from discontinued operations (Note 4)	**1,472**	-	**1,657**	-
Net earnings	**22,685**	8,344	**40,073**	18,139
Accumulated earnings, beginning of period, as reported	**181,833**	127,262	**164,445**	117,467
Accumulated earnings, end of period	**204,518**	135,606	**204,518**	135,606
Earnings per unit from continuing operations (Note 9)	**$0.58**	$0.30	**$1.14**	$0.66
Earnings per unit from discontinued operations	**$0.04**	-	**$0.05**	-
Earnings per unit	**$0.62**	$0.30	**$1.19**	$0.66
Diluted earnings per unit from continuing operations (Note 9)	**$0.57**	$0.30	**$1.12**	$0.65
Diluted earnings per unit from discontinued operations	**$0.04**	-	**$0.05**	-
Diluted earnings per unit	**$0.61**	$0.30	**$1.17**	$0.65

Newalta Income Fund

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended June 30 20	2005	For the Six Months Ended June 30 2006	2
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**21,2**	8,344	**38,416**	18,
Items not requiring cash:				
Depreciation and accretion	**7,8**	4,398	**15,467**	8,
Future income taxes	**(6,7**	180	**(2,796**	1,
Amortization of lease inducements		98	**16**	
Stock compensation expense	**1**	102	**351**	
Funds from continuing operations	**22,5**	13,122	**51,454**	28,
Funds from discontinued operations (Note 4)	**5**	-	**811**	
Decrease (increase) in non-cash working capital	**6,2**	3,189	**5,833**	2,
Asset retirement costs incurred	**(3**	-	**(566**	
	28,9	16,311	**57,532**	30,
INVESTING ACTIVITIES				
Additions to capital assets	**(19,1**	(6,406	**(32,973**	(11,
Net proceeds on sale of capital assets	**2**	20	**266**	
Acquisitions (Note 3)	**(21,4**	(4,111	**(134,633**	(12,
Decrease (increase) in non-cash working capital	**6**	(387	**(1,895**	(4,
Proceeds on disposal of discontinued operations	**2,6**	-	**2,672**	
	(37,0	(10,884	**(166,563**	(28,
FINANCING ACTIVITIES				
Issuance of units	**2,7**	1,015	**188,651**	2,
Increase (decrease) in debt	**21,6**	4,333	**(52,024**	15,
Increase in notes receivable		-	**133**	
Distributions to unitholders	**(16,3**	(10,775	**(27,729**	(19,
	8,0	(5,427	**109,031**	(2,
Net cash inflow		-	-	
Cash - beginning of period		-	-	
Cash - end of period		-	-	
Supplementary information:				
Interest paid	**1,105**	367	**3,570**	1,014
Income taxes paid	**203**	148	**4,100**	296

NEWALTA INCOME FUND

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Months Ended June 30, 2006 and 2005
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2006 and 2005.

2) Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Central segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

3) Acquisitions

a) On January 6, 2006 the Fund, through a wholly-owned subsidiary, closed the acquisition of all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting

and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006 (effective May 1, 2006), the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp and Treeline Well Abandonment and Reclamation Ltd.. The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	January 6, 2006	June 1, 2006	**Total**
Equity issued	-	5,000	**5,000**
Debt acquired and paid	-	4,520	**4,520**
Deferred costs - paid in 2005	7,175	-	**7,175**
Holdback payable	-	6,183	**6,183**
Cash paid in 2006	113,230	10,700	**123,930**
Total consideration	120,405	26,403	**146,808**
Net working capital	9,164	4,883	**14,047**
Capital assets:			
Land	3,643	-	**3,643**
Plant & equipment	22,337	211	**22,548**
Landfill	71,187	-	**71,187**
Intangibles	34,600	-	**34,600**
Goodwill	15,239	21,309	**36,548**
Future income tax	(23,274)	-	**(23,274)**
Asset retirement obligations	(12,491)	-	**(12,491)**
	120,405	26,403	**146,808**

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. The amount of the consideration paid and the fair value of the assets received were:

	March 1, 2005	April 15, 2005	Total
Total cash consideration	8,057	4,070	12,127
Plant and equipment	7,123	4,271	11,394
Intangibles	1,000	-	1,000
Asset retirement obligations	(66)	(201)	(267)
Total	8,057	4,070	12,127

4) **Discontinued Operations**

On May 31, 2006, the Corporation disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable has been valued on the balance sheet at its net present value of $748. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions are not met. This business unit was originally acquired in the PSC Canada

acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations associated with the business unit sold for the three and six months ended June 30, 2006:

	June 30, 2006	
	Three months ended	**Six months ended**
Revenue	**2,349**	**5,408**
Operating expenses	**1,837**	**4,597**
	512	**811**
Depreciation and accretion	**11**	**21**
Future income tax	**180**	**284**
Gain on disposition (net of tax)	**(1,151)**	**(1,151)**
Earnings from discontinued operations	**1,472**	**1,657**

5) **Deferred costs**

Deferred costs consisted of costs directly related to the acquisition of the shares of PSC Canada. That acquisition closed on January 6, 2006 and is described in Note 3 (a).

6) **Long-term Debt**

	June 30, 2006	December 31, 2005
Extendible operating term facility	**5,345**	2,369
Extendible term facility	**50,000**	105,000
	55,345	107,369

Effective June 29, 2006, the Corporation secured an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary Newalta Industrial Services Inc. ("NISI"). Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At June 30, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

7) **Unitholders' Capital**

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	-	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360

Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,723
Units issued for acquisition	156	5,000
Contributed surplus on rights exercised	-	106
Rights exercised	243	2,928
Units issued under the DRIP	192	5,343
Units outstanding as at June 30, 2006	**36,646**	**387,861**

On June 1, 2006, the Fund issued 156,250 units to fund an acquisition (Note 3(a)).

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,723.

For each month from January through April 2006 inclusive, the Fund declared distributions of $0.165 per unit and $0.185 per unit for each month in the balance of the period. During the three and six months ended June 30, 2006, $16,386 and $27,729 of cash was distributed to unitholders ($10,775 and $19,688 in the same three and six month periods of 2005).

8) Rights to Acquire Trust Units

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006 a total of 652,500 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $32.38 per unit. The rights vest over a four year period, and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The Rights granted under the 2006 Trust Unit Rights Incentive Program have therefore been accounted for as stock appreciation rights, and the total compensation expense for these rights was $3 during the three month period (nil in 2005).

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006 rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit, and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

For the six months ended June 30, 2006, directors, officers, and employees of the Corporation exercised rights to acquire 242,650 units for $2,928, pursuant to the 2003 Trust Unit Rights Incentive Plan of the Fund.

9) Earnings per Unit

Basic per unit calculations for the three and six months ended June 30, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2006 were 652,250 (400,000 for the same periods in 2005).

	Three Months Ended June 30		**Six Months Ended June 30**	
	2006	2005	**2006**	2005
Weighted average number of units	**36,381**	27,574	**33,794**	27,458
Net additional units if rights exercised	**619**	454	**548**	475
Diluted weighted average number of units	**37,000**	28,028	**34,342**	27,933

10) Reconciliation of Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Unitholder distributions declared	**19,482**	12,419	**35,058**	23,373
- per unit - $	**0.535**	0.450	**1.03**	0.850
Unitholder distributions – paid in cash	**16,386**	10,775	**27,729**	19,688
Unitholder distributions – units issued	**2,287**	1,615	**5,343**	2,945
- paid in cash – per unit $	**0.452**	0.391	**0.847**	0.717
- issued units – per unit $	**0.063**	0.059	**0.163**	0.108

Reconciliation of Accumulated Unitholder Distributions:

Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared and payable	(4,794)
Balance, December 31, 2005	(112,219)
Unitholder distributions declared and paid in cash or units	(28,279)
Unitholder distributions declared and payable	(6,779)
Balance, June 30, 2006	**(147,277)**

11) Reconciliation of Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $18,147 ($5,468 at December 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**18,089**	5,009	**5,468**	4,875
Additional retirement obligations added through acquisitions	**-**	201	**12,490**	267
Costs incurred to fulfill obligations	**(364)**	-	**(566)**	(40)
Accretion	**422**	110	**753**	218
Asset retirement obligations, end of period	**18,147**	5,320	**18,147**	5,320

12) Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and six month periods ended June 30, 2006 were $197 and $588 respectively ($140 and $223 for the same periods in 2005).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three and six months ended June 30, 2006 were $408 and $860 respectively ($49 and $508 for the same periods in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) Income taxes

During the second quarter the Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal large corporation tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650.

14) Segmented Information

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Central segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30 ($000s)

2006	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	52,334	25,352	18,397	-	-	96,083
Inter segment revenue[1]	505	662	-	(1,167)	-	-
Operating expense	29,241	20,690	13,482	(1,167)	-	62,246
Depreciation and accretion	3,649	1,440	2,316	-	480	7,885
Net margin	19,949	3,884	2,599	-	(480)	25,952
Selling, general and administrative	-	-	-	-	10,584	10,584
Interest expense	-	-	-	-	1,004	1,004
Operating income – continuing operations	19,949	3,884	2,599	-	(12,068)	14,364
Operating income – discontinued operations	-	-	1,472	-	-	1,472
Capital expenditures and acquisitions[3]	36,504	1,801	3,323	-	3,909	45,537
Goodwill	55,491	1,130	13,748	-	-	70,369
Total assets	342,043	127,520	167,017	-	27,201	663,781

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	29,761	17,276	-	-	-	47,037
Inter segment revenue[1]	125	9	-	(134)	-	-
Operating expense	15,200	12,884	-	(134)	-	27,950
Depreciation and accretion	2,719	1,304	-	-	375	4,398
Net margin	11,967	3,097	-	-	(375)	14,689
Selling, general and administrative	-	-	-	-	5,374	5,374
Interest expense	-	-	-	-	641	641
Operating income	11,967	3,097	-	-	(6,390)	8,674
Capital expenditures and acquisitions[3]	7,989	831	-	-	1,697	10,517
Goodwill	12,182	1,030	-	-	-	13,212
Total assets	212,500	107,187	-	-	20,018	339,705

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.
[3] Includes capital asset additions and the purchase price of acquisitions.

For the Six Months Ended June 30 ($000s)

2006	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	117,035	47,071	34,140	-	-	198,246
Inter segment revenue[1]	810	1,153	-	(1,963)	-	-
Operating expense	60,262	39,373	25,210	(1,963)	-	122,882
Depreciation and accretion	7,297	2,812	4,447	-	911	15,467
Net margin	50,286	6,039	4,483	-	(911)	59,897
Selling, general and administrative	-	-	-	-	20,198	20,198
Interest expense	-	-	-	-	3,863	3,863
Operating income – continuing operations	50,286	6,039	4,483	-	(24,972)	35,836
Operating income – discontinued operations	-	-	1,657	-	-	1,657
Capital expenditures and acquisitions[3]	44,342	3,650	125,057	-	6,732	179,781
Goodwill	55,491	1,130	13,748	-	-	70,369
Total assets	342,043	127,520	167,017	-	27,201	663,781

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,936	31,587	-	-	-	95,523
Inter segment revenue[1]	278	29	-	(307)	-	-
Operating expense	30,740	24,901	-	(307)	-	55,334
Depreciation and accretion	5,077	2,608	-	-	1,121	8,806
Net margin	28,397	4,107	-	-	(1,121)	31,383
Selling, general and administrative	-	-	-	-	10,410	10,410
Interest expense	-	-	-	-	1,284	1,284
Operating income	28,397	4,107	-	-	(12,815)	19,689
Capital expenditures and acquisitions[3]	17,938	1,233	-	-	4,590	23,761
Goodwill	12,182	1,030	-	-	-	13,212
Total assets	212,500	107,187	-	-	20,018	339,705

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

[3] Includes capital asset additions and the purchase price of acquisitions.

NEWALTA INCOME FUND **QUARTERLY REPORT** **2006**



Q2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Revenue increased 104% to $96.1 million, EBITDA[1] increased 70% to $23.3 million, and cash flow[1] increased 72% to $22.6 million. Robust market conditions and solid returns on recent growth capital investments and acquisitions contributed to strong financial results in the quarter.
- Cash available for growth and distributions increased 84% to $19.3 million, or 53¢ per unit. Effective May 2006, monthly distributions were increased 12% to 18.5¢ per unit. Cash distributed[1] to unitholders increased 52% to $16.4 million.
- Oilfield delivered strong results as revenue and net margin[1] increased 76% and 67% respectively. Approximately 65% of the revenue growth came from new business initiatives in drill site and on-site activities and the development of satellites and partnerships. The remaining improvement was attributable to gains in waste processing and increased crude oil sales consistent with strong industry activity levels.
- Industrial revenue and net margin increased 47% and 25% respectively. The improved performance was attributable to increased sludge and wastewater volumes driven by growth in on-site and the expansion of transportation capabilities.
- Central revenue and net margin from continuing operations were $18.4 million and $2.6 million, respectively, which was consistent with management's expectations. Management continued to make excellent progress on integration efforts as the division focused on strengthening the organization and accelerating the growth capital investment program.
- Maintenance capital expenditures were $6.3 million compared to $2.7 million in 2005. Maintenance capital expenditures for 2006 are forecast to be $21 million, a $3 million increase from management's first quarter forecast due to higher demand and equipment utilization in Oilfield. Growth capital expenditures were $12.8 million, compared to $3.7 million in 2005, and are expected to be on budget at $100 million for the year. Acquisition investments were $26.4 million.
- On June 1, Newalta acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. for a total purchase price of $26.4 million.
- Newalta's credit facilities were amended as the extendible term facility was increased to $245 million, from $165 million, and the operating facility was maintained at $35 million for total credit facilities of $280 million. As at June 30, 2006, Newalta had unused capacity on the credit facilities of $202.9 million.
- Subsequent to the quarter, on August 1, Newalta acquired the operating assets of Quebec-based Norama Industries Inc. for cash consideration of $9.6 million.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	*Three Months Ended June 30 (unaudited)*			*Six Months Ended June 30 (unaudited)*		
	2006	2005	% INCREASE	**2006**	2005	% INCREASE
Revenue	**96,082**	47,037	104	**198,246**	95,523	108
Operating income	**14,363**	8,674	66	**35,836**	19,689	82
Net earnings – continuing operations	**21,213**	8,344	154	**38,416**	18,139	112
– per unit ($) – continuing operations	**0.58**	0.30	93	**1.14**	0.66	73
Net earnings – discontinued operations	**1,472**	—	—	**1,657**	—	—
– per unit ($) – discontinued operations	**0.04**	—	—	**0.05**	—	—
Diluted Earnings per unit ($) – continuing operations	**0.57**	0.30	90	**1.12**	0.65	72
Diluted Earnings per unit ($) – discontinued operations	**0.04**	—	—	**0.05**	—	—
EBITDA[1] – continuing operations	**23,253**	13,713	70	**55,166**	29,779	85
Trailing 12 month EBITDA – continuing operations				**103,973**	58,876	77
Cash flow[1] – continuing operations	**22,564**	13,122	72	**51,454**	28,540	80
– per unit ($) – continuing operations	**0.62**	0.48	29	**1.52**	1.04	46
– per unit ($) – discontinued operations	**.01**	—	—	**.02**	—	—
Maintenance capital expenditures	**6,329**	2,663	138	**8,173**	3,555	130
Cash available for growth and distributions[1]	**19,259**	10,479	84	**46,464**	25,060	85
– per unit ($) – continuing operations	**0.53**	0.38	39	**1.37**	0.91	51
Distributions declared	**19,482**	12,419	57	**35,058**	23,373	50
– per unit – ($)	**0.54**	0.45	20	**1.03**	0.85	22
Cash distributed[1]	**16,386**	10,775	52	**27,729**	19,688	41
Growth and acquisition capital expenditures	**39,208**	7,843	400	**171,608**	20,206	749
Weighted average units outstanding (000s)	**36,381**	27,574	32	**33,794**	27,458	23
Total units outstanding (000s)	**36,646**	27,677	32	**36,646**	27,677	32

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

> "EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Fund's Distribution Reinvestment Plan (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and six months ended June 30, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and six months ended June 30, 2005.

Information for the three and six months ended June 30, 2006, along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated August 10, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

For the three months ended June 30, 2006, Newalta generated solid financial performance in line with management's expectations. Total revenue for

Newalta increased 104% and cash flow improved 72% compared to the second quarter of 2005. These results were achieved mainly through the performance from acquisitions completed in late 2005 and early 2006 as well as strong returns from growth capital investments. Performance was led by Oilfield which achieved a 76% increase in revenue to $52.3 million and a 67% increase in net margin to $19.9 million. These results are attributable to growth in drill-site and on-site services as well as gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Industrial saw a 25% increase in net margin in the quarter over 2005 as management continues to improve productivity and capitalize on its network of facilities and infrastructure. Results in Central continued to meet management's expectations and significant progress has been made on integrating the business and preparing for growth in 2007.

Summary of accomplishments completed during the second quarter, including post quarter initiatives, include:

- On June 1, 2006, Newalta acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") for a total purchase price of $26.4 million after estimated closing working capital adjustments. The purchase price was comprised of $21.4 million in cash and the issuance of 156,250 Newalta trust units at a deemed price of $32.00 per unit. The acquisition complements Oilfield's drill-site services by expanding drilling waste management, site assessment and reclamation services and introduces well, pipeline and facility abandonment services to Newalta's service offering.
- On June 30, 2006, Newalta's credit facilities were renewed and the extendible term facility was increased to $245 million from $165 million and the operating facility was maintained at $35 million. Unutilized credit facilities of $202.9 million at June 30, 2006 position the Fund to capitalize on growth and acquisition opportunities as they become available.
- The integration of the Central division is proceeding smoothly. The business has been performing in line with our expectations and we are making significant progress on our objectives including strengthening the organization and completing growth capital investments that will drive growth in 2007.
- In the first half of 2006, Newalta had great success in recruiting staff to match its growth requirements, having recruited 250 people, of whom 77% were in Alberta.
- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, we have committed total acquisition and growth capital investments of approximately $250 million, including the Treeline and PSC Industrial Services Canada Inc. ("PSC Canada") acquisitions. This represents a total investment of more than $350 million over the two-year period. The weighted average return on capital on a trailing twelve-month basis is 26.2%. Investments and acquisitions completed over the past 12 months are obviously delivering strong returns.
- The operating assets of Quebec-based Norama Industries Inc. were acquired on August 1, 2006 for cash consideration of $9.6 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies. This acquisition is in line with our strategy of building a cohesive, broad service package across Canada.

RESULTS OF OPERATIONS

Strong results continued into the second quarter as revenue increased 104% to $96.1 million compared to $47.0 million in 2005. Revenue from the

first half of 2006 grew 108% to $198.2 million from $95.5 million in 2005. This dramatic revenue growth is attributable to acquisitions such as PSC Canada, GLP Group Inc. and Treeline in addition to growth capital investments and robust market conditions. The Fund's EBITDA from continuing operations increased 70% to $23.3 million in the quarter and is up 85% to $55.2 million in the first half. Operating expenses, as a percentage of revenue, increased to 62% in the first half, compared to 58% in 2005 which is attributable to the change in business mix from recent acquisitions. Cash flow increased 72% to $22.6 million in the second quarter and 80% to $51.5 million on a year-to-date basis to June 30, 2006.

Cash available for growth and distributions increased 84% to $19.3 million, or $0.53 per unit, compared to $10.5 million, or $0.38 per unit, in 2005. For the first half of 2006, cash available for growth and distributions increased 85% to $46.5 million, or $1.37 per unit, compared to $25.1 million, or $0.91 per unit, in 2005. Cash available for growth and distributions in the second quarter included $2.7 million of proceeds on disposal of a discontinued operation. Excluding the proceeds of disposal, cash available for growth and distributions increased 58% in the quarter and 75% for the first half compared to 2005. In recognition of strong market conditions, continuing strong financial performance and increased clarity on the returns of recent acquisitions, distributions were increased by 12% to $0.185 per month, effective May 2006, or to $2.22 annually. Despite the increase in distributions, cash distributed as a percentage of cash available for growth and distributions was 85% and 60% for the three and six months ended June 30, 2006, respectively. This is solid improvement compared with 103% and 79% for the same respective periods in 2005.

OILFIELD

In the quarter, approximately 34% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 14% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 in WTI is estimated to impact net margin by approximately $0.5 million. In the second quarter, Oilfield accounted for approximately 52% of Newalta's total assets and generated 54% of Newalta's revenue and 77% of Newalta's combined divisional net margin.

Oilfield generated very strong results in the quarter as revenue increased 76% to $52.3 million and net margin increased 67% to $19.9 million compared to the same period in 2005. Typically, the second quarter is the weakest quarter for Oilfield as spring break-up conditions prevent the ability to move heavy equipment and trucks to well sites. However, favourable weather conditions in the quarter enabled Oilfield to capitalize on robust market conditions. Approximately 65% of the revenue growth came from new business initiatives in drill-site and on-site activities in addition to the development of satellites and partnerships. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Increased crude oil sales accounted for $3.5 million in incremental revenue or 15% of total Oilfield revenue growth on a stand-alone basis. The Treeline acquisition also contributed to revenue in the quarter, however, since the acquisition was completed on June 1, 2006 only one month of operating results have been reflected in this quarter.

As a percentage of revenue, net margin declined to 38% of revenue from 40% for the same period last year due to changes in business mix from the 2005 drill-site acquisitions. Changes to the business mix, though, have resulted in a reduced proportion of revenue coming from crude oil sales,

which declined on a year-to-date basis to 11% of divisional revenue, compared to 12% for the same period in 2005.

Crude oil sales increased 92% to $7.3 million compared to $3.8 million in the second quarter last year. The total volume of crude oil recovered was 327,155 barrels compared to 236,686 barrels in 2005, a 38% increase. The volume of crude oil sold to Newalta's account was 110,943 barrels compared to 78,015 barrels in 2005, a 42% increase. The price per barrel sold for the quarter increased by 38% to an average price of Cdn $66.24 per barrel compared to an average price of Cdn $48.15 per barrel in 2005.

Capital expenditures in the second quarter were $36.7 million compared to $8.0 million in 2005. Acquisitions represented $26.4 million of the total capital expenditures for the quarter, and consisted of the Treeline acquisition completed on June 1, 2006. This acquisition enhances Oilfield's drill-site services by expanding drilling waste management, site assessment and reclamation services. It also introduces well, pipeline and facility abandonment services to the division's portfolio of services.

Growth capital expenditures in the quarter were $6.3 million compared to $1.8 million in 2005 and consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. The 2006 growth projects are on schedule. Maintenance capital expenditures were $3.5 million compared to $2.2 million in 2005. As a result of higher equipment utilization rates, the maintenance capital budget for Oilfield has been increased by $3.0 million for the balance of 2006.

The outlook for Oilfield in 2006 remains very positive. The expansion of on-site services, satellites and drill-site services combined with robust market conditions are expected to drive strong results for the remainder of the year.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year. In the second quarter of 2006, Industrial accounted for 19% of Newalta's total assets and generated 26% of total revenue and 15% of Newalta's combined divisional net margin.

Industrial revenue in the quarter increased 47% to $25.4 million compared to revenue of $17.3 million in the same period in 2005. Net margin increased 25% to $3.9 million compared to $3.1 million in 2005. The improved performance was attributable to increased sludge and wastewater volumes driven by growth in on-site and project work combined with the expansion of transportation capabilities. Wastewater volumes increased 29%, sludge processing volumes increased 207% and transportation revenue more than doubled in the second quarter. Oil recycling revenue was up 9% due to product pricing increases. Approximately 33% of the division's revenue was derived from product sales compared to 45% in 2005; this is consistent with our strategy to capture greater waste volumes through on-site and project work.

Management has taken steps over the past two years to drive improved profitability and increased returns on investments. The productivity and efficiency

of the operations has improved, pricing has been adjusted and services which capitalize on the competitive advantages of Industrial's high quality facility network and infrastructure have been expanded. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 14% compared to 10% for the previous comparable period. On a year-to-date basis, revenue improved 49% to $47.1 million and net margin was up 47% to $6.0 million.

Capital expenditures in the second quarter were $1.8 million compared to $0.9 million in 2005. Growth capital expenditures of $1.1 million, compared to $0.6 million in 2005, consisted primarily of productivity improvements at several facilities and the addition of centrifugation technology. Maintenance capital expenditures were $0.7 million compared to $0.3 million in 2005.

Industrial is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of experienced management, a high quality facility network and infrastructure coupled with a broad service offering.

CENTRAL

Central is a new division to Newalta that was created upon the acquisition of PSC Canada completed in January 2006. Central provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The addition of the Central division has helped to diversify Newalta's portfolio of services and reduce a reliance on commodity prices and drilling activity, thereby promoting greater stability of cash flow for our unitholders. In the second quarter, Central accounted for approximately 25% of Newalta's total assets and generated 19% of Newalta's revenue and 10% of Newalta's combined divisional net margin.

Central's financial performance was consistent with management's expectations with revenue of $18.4 million and net margin of $2.6 million from continuing operations. The second quarter started slowly due to weather and delayed shipments from larger customers, but ended strongly. Overall, pricing and volumes were relatively flat compared to 2005. Landfill revenue was up moderately despite the soft start attributable to rainfall compared to 2005. Volumes, however, rebounded significantly in June and further improvements are expected in the second half. Vehicle utilization improved to 65% in 2006 compared to 55% in the same period in 2005.

Management continued to make excellent progress on integration efforts during the quarter as the division focuses on strengthening the organization and accelerating the growth capital program. The non-strategic in-plant industrial cleaning service operation was sold on May 31, 2006 for $3.4 million. A $1.2 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $2.3 million for the second quarter and $5.4 million for the first half of 2006. Central's performance in the first half of 2006 has been in line with management expectations with revenue of $34.1 million and net margin of $4.5 million.

Capital spending for Central progressed as planned with a focus on facility improvements, productivity and efficiency gains and service expansion. Capital expenditures in the quarter were $3.3 million, consisting of $1.2 million of maintenance capital and $2.1 million in growth capital spending. All current projects are expected to be completed during the current year.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased by $5.2 million to $10.6 million in the second quarter. The increase in SG&A costs was due primarily to staff additions to strengthen the

organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. In addition, SG&A costs in the quarter also included a $0.5 million insurance deductible. For the six months ended June 30, 2006, SG&A costs were 10% of revenues compared with 11% of revenues in 2005, consistent with our objective of maintaining these costs at 10%, or less, of revenue.

Depreciation, amortization and accretion for the six months ended June 30, 2006 increased $6.7 million, or 76%, to $15.5 million compared to $8.8 million last year. For the second quarter, depreciation, amortization and accretion increased to $7.9 million compared to $4.4 million in 2005. Increased depreciation was attributable to recent acquisitions and growth capital expenditures. For the three months ended June 30, 2006, depreciation, amortization and accretion, as a percentage of revenue, decreased to 8.2% from 9.4% in 2005. For the six months to June 30, 2006, depreciation, amortization and accretion, as a percentage of revenue, were 7.8% compared to 9.2% in 2005. The decrease, as a percentage of revenue, is attributable to the asset mix of recent acquisitions.

Interest expense in the second quarter increased to $1.0 million from $0.6 million in 2005. For the first half of 2006, interest expense increased to $3.9 million compared to $1.3 million last year. The increase was the result of higher average debt levels in the first half of 2006 compared to 2005, as well as higher interest rates. The average prime rate set by the Bank of Canada for the first half of 2006 increased to 5.625%, a 1.375% increase over the same period in 2005. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on its long term debt to EBITDA ratio as defined in the credit facility agreement. At the end of the second quarter in 2006 bank debt was $55.3 million compared with $107.4 million at December 31, 2005. The decrease is mainly due to the equity financing that was completed in March 2006 where the Fund issued 7.0 million trust units at $28.00 per unit for net proceeds of $185.7 million.

A current tax recovery of $0.2 million was recorded in the quarter compared to current income tax expense of $0.2 million in 2005. The recovery was related to the elimination of Federal Large Corporation Taxes effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of provincial capital taxes. Future income tax recovery year-to-date increased by $4.0 million to $2.8 million compared to an expense of $1.3 million in 2005. The decrease was attributable to the reduction in substantially enacted future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year.

For the second quarter of 2006, operating income increased by 66% to $14.4 million from $8.7 million in the second quarter of last year. On a year-to-date basis operating income has increased to $35.8 million from $19.7 million or an 82% increase. For the second quarter of 2006, operating income, as a percentage of revenue, was 15% compared to 18% of the same period in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions.

As at August 10, 2006, the Fund had 36,711,518 trust units outstanding and outstanding rights to acquire up to 1,945,750 trust units.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004	
($000s except per unit data) (unaudited)	Q2	Q1[1]	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**96,083**	102,164	86,663	65,900	47,037	48,487	49,339	45,990
Operating income	**14,364**	21,473	18,862	17,894	8,674	11,015	8,941	11,447
Net earnings								
From Continuing Operations	**21,213**	17,203	14,445	14,394	8,344	9,795	8,364	10,088
From Discontinued Operations	**1,472**	185	—	—	—	—	—	—
Earnings per unit ($)								
From Continuing Operations	**0.58**	0.55	0.51	0.52	0.30	0.36	0.31	0.37
From Discontinued Operations	**0.04**	0.01	—	—	—	—	—	—
Diluted earnings per unit ($)								
From Continuing Operations	**0.57**	0.53	0.50	0.51	0.30	0.35	0.30	0.36
From Discontinued Operations	**0.04**	0.01	—	—	—	—	—	—
Weighted average units – basic	**36,381**	31,291	28,597	27,716	27,574	27,343	27,265	27,244
Weighted average units – diluted	**36,646**	31,917	29,066	28,190	28,028	27,910	27,866	27,756

[1] The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Central. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favorable weather conditions and market cyclicality. Changes in commodity prices and industry activity in which Newalta operates throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter,

30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In the second quarter, cash flow from continuing operations increased 72% to $22.6 million, or $0.62 per unit, compared to $13.1 million, or $0.48 per unit, in 2005. For the first half of 2006, cash flow from continuing operations was $51.5 million, an increase of 80% over the $28.5 million in cash flow in 2005. Cash flow from discontinued operations for the three and six months ended June 30, 2006 was $0.01 per unit and $0.02 per unit, respectively. The increase in cash flow was due to the strong financial performance achieved in all divisions.

In the second quarter, $2.9 million ($18.8 million year-to-date) of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($000s)	*Three Months Ended June 30,* **2006**	2005	*Six Months Ended June 30,* **2006**	2005
Cash flow				
– continuing operations	**22.6**	13.1	**51.5**	28.5
– discontinued operations	**0.5**	—	**0.8**	—
Maintenance capital	**(6.3)**	(2.7)	**(8.2)**	(3.6)
Asset retirement costs incurred	**(0.4)**	—	**(0.6)**	—
Proceeds on sale of capital assets	**0.2**	—	**0.3**	0.1
Proceeds on disposal of discontinued operations	**2.7**	—	**2.7**	—
Cash available for growth and distributions	**19.3**	10.4	**46.5**	25.0
Cash distributed	**(16.4)**	(10.8)	**(27.7)**	(19.7)
Excess cash (Cash deficiency)	**2.9**	(0.4)	**18.8**	5.3

In light of the strong profitable growth of Newalta, robust market conditions and the performance of the recent acquisitions, monthly distributions were increased to $0.185 per unit in May 2006 from $0.165 per unit, or $2.22 annually. Although distributions were increased in the quarter, the ratio of cash distributed as a percentage of cash available for growth and distributions improved to 85% from 103% in the same period last year. For the first half, cash distributed represented 60% of cash available for growth and distributions compared to 79% in 2005. In the second quarter of 2006, cash available for growth and distributions grew $8.8 million, or 84%, from $10.5 million in the same period of 2005. On a year-to-date basis, cash available for growth and distribution increased 85% to $46.5 million from $25.1 million last year.

Total capital expenditures for the second quarter are summarized as follows:

($000s)	*Three Months Ended June 30,* **2006**	2005	*Six Months Ended June 30,* **2006**	2005
Growth capital	**12.8**	3.7	**24.8**	8.1
Acquisitions	**26.4**	4.1	**146.8**	12.1
Total growth capital and acquisitions	**39.2**	7.8	**171.6**	20.2
Maintenance capital	**6.3**	2.7	**8.2**	3.6
Total acquisitions and capital expenditures	**45.5**	10.5	**179.8**	23.8

A total of $12.8 million was invested on internal growth projects in the quarter compared to $3.7 million in 2005. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional drill-site waste management units, additional centrifuges and investments in information technology and infrastructure. A total of $100.0 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program includes $12.5 million in corporate investments that primarily relate to a new

information technology system being implemented to support the continued growth of Newalta. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.

Maintenance capital expenditures in the second quarter of 2006 were $6.3 million ($8.2 million year-to-date) compared to $2.7 million for the same period in 2005 ($3.6 million 2005 year-to-date). Management expects to spend a total of $21.0 million in maintenance capital in 2006, a $3.0 million increase from the first quarter forecast due to higher equipment utilization in the Oilfield division. Maintenance capital is funded from cash flow.

In the second quarter, Newalta's acquisition expenditures related to the acquisition of all of the outstanding shares of Treeline. Treeline provides complementary services to Oilfield's existing services and further enhances the range of services that Newalta can provide for its customers. The acquisition was funded through Newalta's extendible term credit facility. Treeline had approximately $4.9 million in net working capital (including bank overdrafts) and $4.5 million in debt owing to its shareholders and related companies. All of the debt was repaid immediately upon acquisition by Newalta.

On a year-to-date basis, expenditures on acquisitions also include the acquisition of PSC Canada which was completed for $120.4 million (including acquisition costs and working capital adjustments) on January 6, 2006. This acquisition was initially funded through Newalta's credit facility and a $70 million non-revolving 180-day term facility. On March 3, 2006, Newalta issued 7.0 million trust units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the $70 million term facility and the balance was applied to outstanding indebtedness under Newalta's credit facility.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35 million operating facility to manage working capital requirements (consistent with the previous agreement) and a $245 million (previously $165 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

Letters of credit provided as financial security to third parties totalled $21.8 million at June 30, 2006.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility. Newalta's long-term debt to 12-month trailing EBITDA ratio at June 30, 2006 was 0.53 and its working capital was $35.9 million. Newalta does not have a stability rating.

At June 30, 2006, Newalta had working capital of $35.9 million compared to $38.6 million at March 31, 2006 and $27.3 million at December 31, 2005. The increase in working capital from December 31, 2005 is due to the PSC Canada and Treeline acquisitions. At current activity levels, working capital of $35.9 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The daily average trading volumes for Newalta Trust Units were 112,701 per day for the three months

ended June 30, 2006 and 107,530 units per day for the six month period. The weighted average traded unit price during the three months ended June 30, 2006 was $30.94 and the closing price on June 30, 2006 was $32.68.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the second quarter, a total of $2.3 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 12%, resulting in Newalta issuing 78,591 trust units. For the same period in 2005, unitholder participation was 13% for a total reinvestment of $1.6 million through the issuance of 74,363 trust units. For the six months ended June 30, 2006, the participation rate has been 16% for a total reinvestment of $5.3 million and the issuance of 192,244 trust units. For the months of June and July 2006, the average participation in the DRIP was 6.6%.

During the six month period ended June 30, 2006, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of the activity discussed earlier relating to the repayments and renewal of Newalta's outstanding credit facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and six month periods ended June 30, 2006 were $197 thousand and $588 thousand respectively ($140 thousand and $223 thousand for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the quarter and six months ended June 30, 2006 were $408 thousand and $860 thousand respectively ($49 thousand and $508 thousand for the same periods in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation in the first half of 2006 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2005.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

In the current quarter, changes to goodwill relate to the Treeline acquisition (see Note 3 to the Consolidated Financial Statements for the Three and Six Months ended June 30, 2006) and the disposition of the industrial on-site cleaning service operation (see Note 4 to the Consolidated Financial Statements for the Three and Six Months Ended June 30, 2006).

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first half of 2006 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2005.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt

approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	**June 30, 2006**	December 31, 2005
ASSETS		
Current assets		
Accounts receivable	**91,841**	71,305
Inventories	**10,232**	8,478
Prepaid expenses and other assets	**8,250**	2,211
Future income tax	**800**	834
	111,123	82,828
Capital assets	**441,204**	324,946
Intangibles	**39,595**	6,030
Notes receivable	**1,490**	1,355
Goodwill (Notes 3, 4)	**70,369**	35,312
Deferred costs (Note 5)	**—**	7,175
	663,781	457,646
LIABILITIES		
Current liabilities		
Accounts payable	**68,486**	50,732
Distributions payable (Note 10)	**6,779**	4,794
	75,265	55,526
Long-term debt (Note 6)	**55,345**	107,369
Future income taxes (Note 13)	**68,558**	47,179
Asset retirement obligations (Note 11)	**18,147**	5,468
	217,315	215,542
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 7)	**387,861**	188,761
Contributed surplus	**1,364**	1,117
Accumulated earnings	**204,518**	164,445
Accumulated cash distributions (Note 10)	**(147,277)**	(112,219)
	446,466	242,104
	663,781	457,646

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s except per unit data) (unaudited)	For the Three Months Ended June 30 2006	2005	For the Six Months Ended June 30 2006	2005
Revenue	**96,082**	47,037	**198,246**	95,523
Expenses				
Operating	**62,245**	27,950	**122,882**	55,334
Selling, general and administrative	**10,584**	5,374	**20,198**	10,410
Interest	**1,005**	641	**3,863**	1,284
Depreciation and accretion	**7,885**	4,398	**15,467**	8,806
	81,719	38,363	**162,410**	75,834
Operating income	**14,363**	8,674	**35,836**	19,689
Provisions for (recovery of) income taxes				
Current	**(150)**	150	**216**	300
Future (Note 13)	**(6,700)**	180	**(2,796)**	1,250
	(6,850)	330	**(2,580)**	1,550
Net earnings from continuing operations	**21,213**	8,344	**38,416**	18,139
Earnings from discontinued operations (Note 4)	**1,472**	—	**1,657**	—
Net earnings	**22,685**	8,344	**40,073**	18,139
Accumulated earnings, beginning of period, as reported	**181,833**	127,262	**164,445**	117,467
Accumulated earnings, end of period	**204,518**	135,606	**204,518**	135,606
Earnings per unit from continuing operations (Note 9)	**$ 0.58**	$ 0.30	**$ 1.14**	$ 0.66
Earnings per unit from discontinued operations	**$ 0.04**	—	**$ 0.05**	—
Earnings per unit	**$ 0.62**	$ 0.30	**$ 1.19**	$ 0.66
Diluted earnings per unit from continuing operations (Note 9)	**$ 0.57**	$ 0.30	**$ 1.12**	$ 0.65
Diluted earnings per unit from discontinued operations	**$ 0.04**	—	**$ 0.05**	—
Diluted earnings per unit	**$ 0.61**	$ 0.30	**$ 1.17**	$ 0.65

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended June 30 2006	2005	For the Six Months Ended June 30 2006	2005
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**21,213**	8,344	**38,416**	18,139
Items not requiring cash:				
Depreciation and accretion	**7,885**	4,398	**15,467**	8,806
Future income taxes	**(6,700)**	180	**(2,796)**	1,250
Amortization of lease inducements	**5**	98	**16**	116
Stock compensation expense	**161**	102	**351**	229
Funds from continuing operations	**22,564**	13,122	**51,454**	28,540
Funds from discontinued operations (Note 4)	**512**	—	**811**	—
Decrease (increase) in non-cash working capital	**6,232**	3,189	**5,833**	2,136
Asset retirement costs incurred	**(364)**	—	**(566)**	(40)
	28,944	16,311	**57,532**	30,636
INVESTING ACTIVITIES				
Additions to capital assets	**(19,134)**	(6,406)	**(32,973)**	(11,634)
Net proceeds on sale of capital assets	**204**	20	**266**	115
Acquisitions (Note 3)	**(21,403)**	(4,111)	**(134,633)**	(12,127)
Decrease (increase) in non-cash working capital	**658**	(387)	**(1,895)**	(4,673)
Proceeds on disposal of discontinued operations	**2,672**	—	**2,672**	—
	(37,003)	(10,884)	**(166,563)**	(28,319)
FINANCING ACTIVITIES				
Issuance of units	**2,748**	1,015	**188,651**	2,017
Increase (decrease) in debt	**21,629**	4,333	**(52,024)**	15,354
Increase in notes receivable	**68**	—	**133**	—
Distributions to unitholders	**(16,386)**	(10,775)	**(27,729)**	(19,688)
	8,059	(5,427)	**109,031**	(2,317)
Net cash inflow	**—**	—	**—**	—
Cash – beginning of period	**—**	—	**—**	—
Cash – end of period	**—**	—	**—**	—
Supplementary information:				
Interest paid	**1,105**	367	**3,570**	1,014
Income taxes paid	**203**	148	**4,100**	296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005
($000S EXCEPT PER UNIT DATA) (UNAUDITED)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended June 30, 2006 and 2005.

2) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Central segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

3) ACQUISITIONS

a) On January 6, 2006 the Fund, through a wholly-owned subsidiary, closed the acquisition of all the shares of PSC Industrial Services Canada Inc. (''PSC Canada''). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006 (effective May 1, 2006), the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp and Treeline Well Abandonment and Reclamation Ltd.. The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	JANUARY 6, 2006	JUNE 1, 2006	TOTAL
Equity issued	—	5,000	5,000
Debt acquired and paid	—	4,520	4,520
Deferred costs – paid in 2005	7,175	—	7,175
Holdback payable	—	6,183	6,183
Cash paid in 2006	113,230	10,700	123,930
Total consideration	120,405	26,403	146,808
Net working capital	9,164	4,883	14,047
Capital assets:			
Land	3,643	—	3,643
Plant & equipment	22,337	211	22,548
Landfill	71,187	—	71,187
Intangibles	34,600	—	34,600
Goodwill	15,239	21,309	36,548
Future income tax	(23,274)	—	(23,274)
Asset retirement obligations	(12,491)	—	(12,491)
	120,405	26,403	146,808

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. The amount of the consideration paid and the fair value of the assets received were:

	MARCH 1, 2005	APRIL 15, 2005	TOTAL
Total cash consideration	8,057	4,070	12,127
Plant and equipment	7,123	4,271	11,394
Intangibles	1,000	—	1,000
Asset retirement obligations	(66)	(201)	(267)
Total	8,057	4,070	12,127

4) DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable has been valued on the balance sheet at its net present value of $748. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions are not met. This business unit was originally acquired in the PSC Canada acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations associated with the business unit sold for the three and six months ended June 30, 2006:

	JUNE 30, 2006	
	Three months ended	*Six months ended*
Revenue	**2,349**	**5,408**
Operating expenses	**1,837**	**4,597**
	512	**811**
Depreciation and accretion	**11**	**21**
Future income tax	**180**	**284**
Gain on disposition (net of tax)	**(1,151)**	**(1,151)**
Earnings from discontinued operations	**1,472**	**1,657**

5) DEFERRED COSTS

Deferred costs consisted of costs directly related to the acquisition of the shares of PSC Canada. That acquisition closed on January 6, 2006 and is described in Note 3 (a).

6) LONG-TERM DEBT

	JUNE 30, 2006	DECEMBER 31, 2005
Extendible operating term facility	**5,345**	2,369
Extendible term facility	**50,000**	105,000
	55,345	107,369

Effective June 29, 2006, the Corporation secured an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary Newalta Industrial Services Inc. ("NISI"). Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At June 30, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

7) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	UNITS (#)	AMOUNT ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	—	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,723
Units issued for acquisition	156	5,000
Contributed surplus on rights exercised	—	106
Rights exercised	243	2,928
Units issued under the DRIP	192	5,343
Units outstanding as at June 30, 2006	**36,646**	**387,861**

On June 1, 2006, the Fund issued 156,250 units to fund an acquisition (Note 3(a)).

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,723.

For each month from January through April 2006 inclusive, the Fund declared distributions of $0.165 per unit and $0.185 per unit for each month in the balance of the period. During the three and six months ended June 30, 2006, $16,386 and $27,729 of cash was distributed to unitholders ($10,775 and $19,688 in the same three and six month periods of 2005).

8) RIGHTS TO ACQUIRE TRUST UNITS

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006 a total of 652,500 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $32.38 per unit. The rights vest over a four year period, and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The Rights granted under the 2006 Trust Unit Rights Incentive Program have therefore been accounted for as stock appreciation rights, and the total compensation expense for these rights was $3 during the three month period (nil in 2005).

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006 rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit, and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

For the six months ended June 30, 2006, directors, officers, and employees of the Corporation exercised rights to acquire 242,650 units for $2,928, pursuant to the 2003 Trust Unit Rights Incentive Plan of the Fund.

9) EARNINGS PER UNIT

Basic per unit calculations for the three and six months ended June 30, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and six months ended June 30, 2006 were 652,250 (400,000 for the same periods in 2005).

	Three Months Ended June 30		*Six Months Ended June 30*	
	2006	2005	**2006**	2005
Weighted average number of units	**36,381**	27,574	**33,794**	27,458
Net additional units if rights exercised	**619**	454	**548**	475
Diluted weighted average number of units	**37,000**	28,028	**34,342**	27,933

10) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following

(or if such day is not a business day, the next following business day).

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Unitholder distributions declared	**19,482**	12,419	**35,058**	23,373
– per unit – $	**0.535**	0.450	**1.03**	0.850
Unitholder distributions – paid in cash	**16,386**	10,775	**27,729**	19,688
Unitholder distributions – units issued	**2,287**	1,615	**5,343**	2,945
– paid in cash				
– per unit $	**0.452**	0.391	**0.847**	0.717
– issued units				
– per unit $	**0.063**	0.059	**0.163**	0.108

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared and payable	(4,794)
Balance, December 31, 2005	(112,219)
Unitholder distributions declared and paid in cash or units	(28,279)
Unitholder distributions declared and payable	(6,779)
Balance, June 30, 2006	**(147,277)**

11) RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $18,147 ($5,468 at December 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**18,089**	5,009	**5,468**	4,875
Additional retirement obligations added through acquisitions	**—**	201	**12,490**	267
Costs incurred to fulfill obligations	**(364)**	—	**(566)**	(40)
Accretion	**422**	110	**753**	218
Asset retirement obligations, end of period	**18,147**	5,320	**18,147**	5,320

12) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and six month periods ended June 30, 2006 were $197 and $588 respectively ($140 and $223 for the same periods in 2005).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three and six months ended June 30, 2006 were $408 and $860 respectively ($49 and $508 for the same periods in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) INCOME TAXES

During the second quarter the Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal large corporation tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650.

14) SEGMENTED INFORMATION

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Central segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended June 30 ($000s)

2006	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	52,334	25,352	18,397	—	—	96,083
Inter segment revenue[1]	505	662	—	(1,167)	—	—
Operating expense	29,241	20,690	13,482	(1,167)	—	62,246
Depreciation and accretion	3,649	1,440	2,316	—	480	7,885
Net margin	19,949	3,884	2,599	—	(480)	25,952
Selling, general and administrative	—	—	—	—	10,584	10,584
Interest expense	—	—	—	—	1,004	1,004
Operating income — continuing operations	19,949	3,884	2,599	—	(12,068)	14,364
Operating income — discontinued operations	—	—	1,472	—	—	1,472
Capital expenditures and acquisitions[3]	36,504	1,801	3,323	—	3,909	45,537
Goodwill	55,491	1,130	13,748	—	—	70,369
Total assets	342,043	127,520	167,017	—	27,201	663,781

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	29,761	17,276	—	—	—	47,037
Inter segment revenue[1]	125	9	—	(134)	—	—
Operating expense	15,200	12,884	—	(134)	—	27,950
Depreciation and accretion	2,719	1,304	—	—	375	4,398
Net margin	11,967	3,097	—	—	(375)	14,689
Selling, general and administrative	—	—	—	—	5,374	5,374
Interest expense	—	—	—	—	641	641
Operating income	11,967	3,097	—	—	(6,390)	8,674
Capital expenditures and acquisitions[3]	7,989	831	—	—	1,697	10,517
Goodwill	12,182	1,030	—	—	—	13,212
Total assets	212,500	107,187	—	—	20,018	339,705

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

[3] Includes capital asset additions and the purchase price of acquisitions.

For the Six Months Ended June 30 ($000s)

2006	**Oilfield**	**Industrial**	**Central**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**117,035**	**47,071**	**34,140**	**—**	**—**	**198,246**
Inter segment revenue[1]	**810**	**1,153**	**—**	**(1,963)**	**—**	**—**
Operating expense	**60,262**	**39,373**	**25,210**	**(1,963)**	**—**	**122,882**
Depreciation and accretion	**7,297**	**2,812**	**4,447**	**—**	**911**	**15,467**
Net margin	**50,286**	**6,039**	**4,483**	**—**	**(911)**	**59,897**
Selling, general and administrative	**—**	**—**	**—**	**—**	**20,198**	**20,198**
Interest expense	**—**	**—**	**—**	**—**	**3,863**	**3,863**
Operating income — continuing operations	**50,286**	**6,039**	**4,483**	**—**	**(24,972)**	**35,836**
Operating income — discontinued operations			**1,657**	**—**	**—**	**1,657**
Capital expenditures and acquisitions[3]	**44,342**	**3,650**	**125,057**	**—**	**6,732**	**179,781**
Goodwill	**55,491**	**1,130**	**13,748**	**—**	**—**	**70,369**
Total assets	**342,043**	**127,520**	**167,017**	**—**	**27,201**	**663,781**

2005	Oilfield	Industrial	Central	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,936	31,587	—	—	—	95,523
Inter segment revenue[1]	278	29	—	(307)	—	—
Operating expense	30,740	24,901	—	(307)	—	55,334
Depreciation and accretion	5,077	2,608	—	—	1,121	8,806
Net margin	28,397	4,107	—	—	(1,121)	31,383
Selling, general and administrative	—	—	—	—	10,410	10,410
Interest expense	—	—	—	—	1,284	1,284
Operating income	28,397	4,107	—	—	(12,815)	19,689
Capital expenditures and acquisitions[3]	17,938	1,233	—	—	4,590	23,761
Goodwill	12,182	1,030	—	—	—	13,212
Total assets	212,500	107,187	—	—	20,018	339,705

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

[3] Includes capital asset additions and the purchase price of acquisitions.

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [5]
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1, 3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3, 4]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1, 4]
Independent Businessman
Cambridge, Massachusetts

R.H. (DICK) PINDER [1, 2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [2, 3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2, 4]
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

DENNIS P. KALMA
Vice President, Information Technology

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

TOOK WHITELEY [6]
Vice President and General Counsel

J. CRAIG WILKIE
Vice President, Central

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

STOCK EXCHANGE

Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

Newalta has expanded its website to include more detailed information on the Company's operations. For current information and news, visit newalta.com.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

File No. 82-34834

NEWALTA

1200, 333 – 11 AVENUE SW

CALGARY, ALBERTA, CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

newalta.com

File No. 82-34834

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces August Distribution

CALGARY, Alberta, Canada, August 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of August, 2006, payable on September 15, 2006, to all unitholders of record on August 31, 2006. The ex-distribution date is August 29, 2006.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the August 15, 2006 closing price of $31.89 per trust unit, the August distribution represents an annualized cash-on-cash yield of approximately 7.0%.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,600 talented people and a network of 59 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com